Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of Corteva, Inc. of our Successor report dated February 11, 2019, relating to the financial statements and the effectiveness of internal control over financial reporting of E. I. du Pont de Nemours and Company, and of our Predecessor report dated February 15, 2018, except for the change in the manner in which the Company accounts for net periodic pension and postretirement benefit costs discussed in Note 2 to the consolidated financial statements, as to which the date is February 11, 2019, relating to the financial statements of E. I. du Pont de Nemours and Company, which appear in Corteva, Inc.’s Registration Statement on Form 10 (No. 001-38710). We also consent to the reference to us under the heading “Experts” in this Registration Statement.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
May 31, 2019